October 26, 2005



Mr. Thomas M. Ringo
Vice President and Chief Financial Officer
Pope Resources Ltd Partnership
19245 Tenth Avenue NE
Poulsbo, WA  98370

	Re:	Pope Resources Ltd Partnership
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
		File No. 001-09035


Dear Mr. Ringo:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Selected Financial Data, page 14

1. We note your use of EBITDDA, EBITDDA per diluted unit and free cash flow as non-GAAP financial measures and have the following related comments:

* Please enhance your disclosures related to the non-GAAP financial measures by describing the reasons why you believe that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. The justification for the use of the measure must be substantive. Merely indicating that the measure is used by, or useful to, analysts is not sufficient support for disclosure of the measures.

* Related to your measure of free cash flow, disclose all material limitations of the measure.

* Please tell us whether your non-GAAP financial measure of EBITDDA per diluted unit is being used as performance measure or liquidity measure. If it is a measure of liquidity, then please remove its presentation from your Form 10-K.

For further guidance, refer to Item 10(e) of Regulation S-K and "Frequently Asked Questions Regarding the Use of Non-GAAP
Financial
Measures" as found at
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Consolidated Statements of Operations, page 41

2. Please present cash distributions per unit on the face of your statements of operations.

3. Please tell us why you omit "Fee Timber" and "Timberland
Management
& Consulting" operating expenses from "Cost of Sales".

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ryan Milne at (202) 551-3688 or me at (202)
551-
3684, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
Mr. Thomas M. Ringo
Pope Resources Ltd Partnership
October 26, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010